Freedom Internet Group Inc.
March 11, 2021 VIA EDGAR ONLY United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: Freedom Internet Group Inc. (the "Company") Registration Statement on Form S-1 File No. 333-253913

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM on March 12, 2021, or as soon thereafter as is practicable.

Very truly yours,

Freedom Internet Group Inc.

By:	/s/ Noah Rosenfarb
Name: Noah Rosenfarb
Title: Chief Financial Officer